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                                                                   EXHIBIT 99(E)

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                          550 SEVENTEENTH STREET, N.W.
                             WASHINGTON, D.C. 20429

                                    FORM F-3

                                 CURRENT REPORT
                          FOR THE MONTH OF MARCH 1994

                            GERMANTOWN SAVINGS BANK
                  (EXACT NAME OF BANK AS SPECIFIED IN CHARTER)

                               ONE BELMONT AVENUE
                      BALA CYNWYD, PENNSYLVANIA 19004-1646
                         (ADDRESS OF PRINCIPAL OFFICE)

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ITEM 12--OTHER MATERIALLY IMPORTANT EVENTS

  Germantown Savings Bank (GSBK) has entered into a merger agreement with CoreStates Financial Corp. A copy of the press release dated March 7, 1994 which describes the transaction is attached.

                                   SIGNATURES

  Under the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Germantown Savings Bank

Date: March 10, 1994 by:
                                                   /s/ Martin I. Kleppe
                                          By: _________________________________
                                                    Martin I. Kleppe
                                           Chairman of the Board and President
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Contact--CoreStates: Gary Brooten (215) 973-3546
         Germantown: Janet C. Parkinson (215) 660-8409

For Release Immediately Upon Receipt

                      CORESTATES, GERMANTOWN SAVINGS BANK

                        ENTER INTO ACQUISITION AGREEMENT

  Philadelphia, PA, March 7, 1994--CoreStates Financial Corp and Germantown Savings Bank (GSB) announced today that they have entered into an agreement for CoreStates to acquire GSB for a combination of cash and stock.

  Germantown Savings Bank (NASDAQ--GSBK) is a $1.6 billion-assets, 140-year-old institution serving five southeastern Pennsylvania counties through 32 community banking offices.

  CoreStates (NYSE--CFL) is the Philadelphia-based, $23.7 billion-assets bank holding company whose lead bank, CoreStates Bank, N.A., is the market leader for most segments of commercial banking in the five-county Philadelphia metropolitan area.

  Under terms of the agreement, approved by directors of both companies, each of GSB's 4.19 million shares will be exchanged for cash, CoreStates shares or a combination of cash and shares valued at $62.00. The total transaction value approximates $260 million.

  CoreStates also has received an option to purchase up to $19.9% of GSB's stock if certain contingencies occur.

  Assuming approval by regulators and by GSB shareholders, the transaction is expected to close in the third quarter of 1994, and will be accounted for as a purchase.

  CoreStates Chairman Terrence A. Larsen said that GSB is "a great Philadelphia institution with superb performance and with the same emphasis on close customer and community relationships that we value at CoreStates. We expect customers to see significant added benefits as a result of this combination."

  He said the combination would strengthen CoreStates' market leadership in share of deposits in the five-county area, adding in particular to its lead position in Montgomery County, where GSB has a 4% market share and CoreStates will have 13% upon completing its pending acquisition of Independence Bancorp.

  Martin I. Kleppe, chairman of GSB, said he was pleased that the savings institution would combine with another old Philadelphia institution, and added that "CoreStates' demonstrated commitment to both performance and people will make this the best possible combination GSB could have made for its shareholders, customers, employees and for the greater Philadelphia community."

  CoreStates said the transaction will consist of 55% stock and 45% cash, and that it intends for the stock portion to be tax-free. CoreStates plans to purchase shares in the open market, before and after closing, equal to the number of shares used for the acquisition.

  GSB shareholders could elect to receive either stock or cash for their shares. If either portion is oversubscribed, the excess would be allocated on a pro rata basis to achieve the desired 55/45 stock/cash mix. The agreement provides that CoreStates will issue no fewer shares than would be needed to meet the $62.00 price at a CoreStates stock price of $27.50, and no more shares than would be needed to meet the sale price at a CoreStates price of $22.50.

  The bank would be merged into CoreStates Bank, N.A.
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  Larsen said that, as in any in-market merger, CoreStates would expect to be able to reduce operating costs significantly, and also would expect to find great interest among GSB's customers for new products and services that would become available to them as a result of the combination.

  Larsen said there are "closing costs and consolidation costs in the first year, but that the combination would add to per share earnings beginning in 1995."

  Larsen stressed that CoreStates would manage consolidation to insulate customers of both banks from negative effects. "As in our other transactions, we will bend over backward to maintain our people contacts and to make the transitions in our back office operations smooth, if not invisible to customers. We will show by our actions that customers are our priority."

  To the extent the consolidation process might affect job levels in the future, Larsen said all 599 GSB employees are considered part of the CoreStates family immediately, and receive all the consideration implied in CoreStates' strongly-held CoreValues.

  "We aren't in a position to say how many positions might be affected by changes over time, but as in the past we will be guided by a strong desire to keep every affected employee that we possibly can within CoreStates," he said. "This is not only required by our CoreValues, it is good business in the long run."

  Finally, he said, "We are gratified to be joining with an institution that has not only shown its commitment to the community, but has worked side by side with CoreStates in efforts to improve economic and social welfare in the Philadelphia region."

  Germantown Savings Bank was founded in 1854 as a savings fund society for citizens of Philadelphia's Germantown section. It was converted to a stock savings bank in 1987.

  CoreStates, the nation's oldest banking company, traces its origins to the 1782 founding of the Bank of North America.

  CoreStates has three other acquisitions pending. Its acquisition of the 49-branch, $2.3 billion-assets Constellation Bancorp of New Brunswick, NJ, has received regulatory approval and assuming shareholder approval is expected to close this month. Its acquisition of the 54-branch, $2.6 billion Independence Bancorp of Perkasie, PA, assuming regulatory and shareholder approval, is expected to close in the second quarter. And its acquisition of Rittenhouse Financial Services, Inc., and Rittenhouse Trust Company also is expected to close in the second quarter if it receives regulatory approval.